Exhibit 99.1

NOTICE OF CHANGE IN FISCAL YEAR END
Section 4.8 of National Instrument 51-102

TO:	Autorité des marchés financiers Alberta Securities Commission British Columbia Securities Commission Manitoba Securities Commission Ontario Securities Commission Saskatchewan Securities Commission

This Notice is provided pursuant to the requirements of Part 4.8 of National Instrument 51‑102 – Continuous Disclosure Obligations.

1.	Change of Financial Year End

Neptune Technologies & Bioressources Inc. (the “Corporation”) has decided to change its fiscal year end from February 28 to March 31.

2.	Reason for the Change

This step is being taken to allow the Corporation to be better aligned with its industry comparables and standard quarters.

3.	Date of Old Financial Year End

February 28

4.	Date of New Financial Year End

March 31

5.
The length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Corporation's transition year and its new financial year

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
13 months ended March 31, 2017	12 months ended February 29, 2016	March 31	13 months ended March 31, 2017	3 months ended May 31, 2016	3 months ended May 31, 2015	3 months ended June 30, 2017	3 months ended May 31, 2016
				6 months ended August 31, 2016	6 months ended August 31, 2015	6 months ended September 30, 2017	6 months ended August 31, 2016
				9 months ended November 30, 2016	9 months ended November 30, 2015	9 months ended December 31, 2017	9 months Ended November 30, 2016
				13 months ended March 31, 2017	12 months ended February 29, 2016

Dated this 5th day of August 2016

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

/s/ Jean-Daniel Bélanger
Jean-Daniel Bélanger
Corporate Secretary